Exhibit 1.01

Modine Manufacturing Company
Conflict Minerals Report
For The Year Ended December 31, 2014
1. Overview

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).

This report has been prepared by management of The Company (herein referred to as “Modine,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures. It does not include the activities of variable interest entities that are not required to be consolidated.

Modine specializes in thermal management systems and components, bringing highly engineered heating and cooling technology and solutions to diversified global markets. Modine’s products are used in light-, medium-, and heavy-duty vehicles, heating, ventilation and air conditioning equipment and systems, off-highway and industrial equipment and refrigeration systems. Modine is a global company headquartered in Racine, Wisconsin (USA) with operations in North America, South America, Europe, Asia and Africa. Our principal products include radiators and radiator cores, condensers, oil coolers, charge air coolers, exhaust gas recirculation coolers, heat-transfer packages and modules, and building heating, ventilating and air conditioning (HVAC) equipment.

We conducted an analysis of our products and concluded that small amounts of tin, tantalum, tungsten and/or gold (3TG) are present in a portion of our products. In particular, we concluded that 3TG are present in the following Modine products: vehicular heat exchangers and modules containing tin-plated materials or tin-based solder, and building HVAC products or systems containing some or all of the 3TG materials, in electronic devices in particular.

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy. This policy is publicly available on our website at www.modine.com/web/en/policies.htm.

Supply chain

Modine manufactures and assembles its products using both raw materials and purchased parts acquired through our competitive global supply process. Modine has over 1,600 direct material suppliers across the globe, and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts we are requiring suppliers to provide information about the presence of conflict minerals in the products supplied and about the smelter sources of the conflict minerals. Our conflict mineral policy is published on www.modine.com and our Modine Global Supplier Manual (available at www.modine.com/web/en/current-suppliers.htm) outlines our expectations for conflict free supply. We have implemented a survey process for assessing our current products and the supply chain associated with these components and materials that go into these products.

We included in our survey process those suppliers who provided parts or components we believed were reasonably likely to contain 3TG, based upon spend data through September 30, 2014 and our conclusion that the data did not materially change between then and December 31, 2014. We surveyed direct suppliers representing in excess of 11% of our 2014 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching The Rule. The number of surveyed suppliers decreased versus last year due to our ability in this second year to narrow our data in a more reliable manner based upon information learned to date.

We requested that all identified suppliers provide information to us regarding 3TG and smelters, using the template provided by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (CMRT). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions about a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have determined that requesting our suppliers to complete the CMRT represents our reasonable best efforts to determine the mine or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our active participation in various industry initiatives and groups. As a member of the Conflict Free Sourcing Initiative (CFSI), we have had access to updated smelter due diligence to improve our Reasonable Country of Origin Investigation (RCOI). This membership has been valuable in our smelter classification and supply chain due diligence processes.

Smelters or Refiners and Country of Origin of 3TG

The supplier CMRT declarations we received mentioned approximately 1153 potential smelters or supply chain participants. Of these 1153 entities, 638 have been identified and are being monitored by the CFSI. The remaining 515 entities have not been classified and will be the subject of future due diligence.

The 638 identified entities being monitored by the CFSI can be categorized in the following manner:

Smelter CFSI Analysis Metrics

Status Code	Status	Entity Count	Status Description
1	Compliant	138	Legitimate smelter and CFSI compliant
2	On CFSI Active List	34	Legitimate smelter engaged in CFSI but not yet compliant
3	In Communication	9	Legitimate smelter and has been contacted regarding the CFSI Audit Program
3	TI-CMC member company	6	Legitimate Tungsten smelter. Has been contacted regarding the CFSI Audit Program
4	Outreach Required	56	Legitimate smelter. Outreach required to request CFSI participation and to initiate certification
5	Alleged Smelter	184	Company is not listed on the CFSI known smelter list. Outreach required to validate smelter status
6	Not a Smelter	211	Not a smelter or a group company required to certify by smelter location
	Subtotal – CFSI Assessed	638
7	UNIDENTIFIED	515	Alleged smelters submitted to Modine on Supplier CMRT’s. Entity not identified on CFSI smelter list. Outreach required to validate smelter status
Grand Total		1153

					Smelter Count
Status Code	1	2	3	3	4	5	6		7
Status	Compliant	On CFSI Active List	In Communication	TI-CMC member company	Outreach Required	Alleged Smelter	Not a Smelter	CFSI Identified Entities	UNIDENTIFIED	Grand Total
Gold	61	7	6		33	79	70	256	96	352
Tantalum	32				1	10	23	66	19	85
Tin	34	18	1		21	82	81	237	323	560
Tungsten	11	9	2	6	1	13	37	79	77	156
Grand Total	138	34	9	6	56	184	211	638	515	1153

We were unable to validate whether the 515 entities classified as Unidentified are smelters, refiners or intermediate supply chain companies. We will continue our due diligence in 2015 to improve this unidentified classification.

Modine’s Conflict Mineral program has resulted in improved supply chain transparency to Conflict Mineral Content and smelter sources. The number of CFSI-listed entities submitted on supplier CMRT certifications increased by a factor of five (638 vs. 131 in 2013). The number of certified Conflict Free smelters increased by a factor of two (138 vs. 65 in 2013).

The vast majority of suppliers from which we requested information indicated in their responses that the information provided was at a company or divisional level as opposed to a product level. We requested that the surveyed suppliers report at an aggregate company level, specifically with respect to any products sold to Modine. We will continue to move towards unique part number-level reporting in future years.

Conclusion

We are unable with assurance to determine the origin of the 3TG in all of our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this Conflict Minerals Report (CMR) as an Exhibit to Form SD.

This report is available on our website at www.modine.com/web/en/conflict-minerals.htm.

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

As described above, Modine has adopted a company policy relating to our sourcing of 3TG, which is posted on our website at www.modine.com/web/en/policies.htm.

Internal Team

Modine’s management system for conflict minerals covering calendar year 2014 was sponsored by our Vice President, General Counsel and Secretary and Vice President, Global Purchasing and was supported by a team of subject matter experts from relevant functions such as Operations, Purchasing, Engineering Systems and Services, Sales and Internal Audit. The team of subject matter experts was responsible for implementing our conflict minerals compliance strategy for calendar year 2014, and was led by the Vice President, Global Purchasing, who acted as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

Since we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our business sector and other sectors, through our own efforts and those organized by trade associations. We also participate in or actively monitor the following industry-wide initiatives to disclose upstream actors in the supply chain: The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI), as well as several other manufacturing industry consortiums including the National Association of Manufacturers (NAM), the Automotive Industry Action Group (AIAG) and the Manufacturers Alliance for Productivity and Innovation (MAPI).

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all Modine employees and third parties doing business with Modine, our Global Supplier Manual, our Policy regarding Conflict Minerals, and our internal standard practices that govern our new product development processes.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 3 and the iPOINT Conflict Minerals Platform (iPCMP) web-based reporting tool for collecting conflict minerals declarations from our supply base. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests. In this second year of conflict mineral reporting, we engaged an outside consultant to assist with the training of suppliers and the collection of supplier CMRT’s. We continue to observe that a great deal of follow-up has been required with both private and public suppliers to educate them on the Rule, Modine’s policy and our expectations for their supply chain due diligence and reporting.

Grievance Mechanism

We have multiple, longstanding grievance mechanisms whereby employees and third-parties, including suppliers, can report violations of Modine’s policies. We have established a Global Policy regarding Reporting and Investigation, which is publicly available at www.modine.com/web/en/policies.htm. This policy establishes worldwide, consistent methods for employees and others to report any matters they believe may violate our Code or legal obligations, and for the investigation and resolution of all such reports. Communication channels range from an employee’s immediate supervisor to a third-party-hosted Ethics Helpline to direct contact with Modine’s Business Ethics Committee.

Modine has included clear links to the Helpline and Code on our website, www.modine.com.

Maintain records

We have adopted a policy to retain relevant documentation for a period of 5 years, consistent with the OECD requirement.

2.3	Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described above.

In order to assess the risk of the presence of 3TG in the parts and materials Modine purchases, we first considered where, logically, 3TG necessary to functionality or production of our products might reside. To accomplish this, we implemented a multilevel analysis that included the following:

1.	We reviewed material specifications (M-Specs) to identify those where 3TG is specifically called out as a necessary ingredient in the material.

2.	We queried the International Material Data System (IMDS), the automotive industry's material data system, which has become a global standard used by almost all of the global original equipment manufacturers for the tracking of material content in parts supplied to automotive industry. IMDS provided another level of detail that might not be captured in our internal M-Specs.

3.	Using the information from steps 1 and 2, we queried our company enterprise resource planning (ERP) systems to identify suppliers who provided the materials containing 3TG in the 2014 calendar year.

4.	We utilized our purchasing global material group code spend analytics data to identify suppliers who provided electronic devices (e.g. wiring, motors, controls, sensors) that we considered to be at risk for containing 3TG. We built on our learning from year 1 and included suppliers determined to be at-risk for supplying product that may contain any conflict minerals. Due to the nature of our supply chain, which includes distributors of electronic components, we engaged with several Tier 2 sub-suppliers to improve the reporting to our direct supplier distributors.

The multi-level analysis above yielded a list of 129 direct material suppliers that are supplying parts or materials to Modine that reasonably may contain 3TG. We rely on these suppliers to provide us with information about the existence and source of conflict minerals contained in the parts or materials supplied to us. Our direct suppliers similarly rely upon information provided by their suppliers.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Modine has created a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management

As described above, we participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: The Conflict Free Sourcing Initiative (CFSI), as well as several other manufacturing industry consortiums including the National Association of Manufacturers (NAM) the Automotive Industry Action Group (AIAG), and the Manufacturers Alliance for Productivity and Innovation (MAPI).

As part of our risk management plan, to ensure suppliers understand our expectations we have posted pertinent materials on our website, communicated directly with suppliers (orally and in writing), and included relevant information in our Global Supplier Manual.

As described in our conflict minerals policy, we would engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners nor do we perform direct audits of these entities. However, we do rely upon various industry efforts to influence smelters and refineries to undergo audits and become certified, as appropriate.

2.6	Report on supply chain due diligence

In addition to this report, see our website at www.modine.com/web/en/suppliers.htm for further information about our supply chain due diligence and policies and practices.

3.	Due Diligence Results

Utilizing the process outlined above, we received responses from 73% of the 129 suppliers surveyed. We reviewed the responses to determine where further engagement with our suppliers was warranted. We considered untimely or incomplete responses as well as inconsistencies within the data reported in the template in making this determination. We have worked directly with these suppliers to provide revised responses.

Responses included the names of 1153 entities listed by our suppliers as smelters or refiners. 638 or 56% of these entities have been identified and categorized by the CFSI. Of these 638 entities, 138 or 22% are certified as Conflict Free, 49 or 8% are engaged in the audit process to become certified as Conflict Free, 56 or 9% are being pursued by the CFSI to begin the certification process, 184 or 29% are being reviewed to confirm that they are smelters, and 211 or 33% have been determined not to be smelters. Our supplier CMRT’s included 515 entities that have not been identified by the CFSI and may be smelters or intermediate supply chain participants. Thirty of the surveyed suppliers indicated that they sourced 3TG from one or more of nine smelters linked to the DRC that may have been used for tin and tantalum supply in products supplied to us. Six of these 30 suppliers indicated they were reporting to us at a broad product level, while the remainder indicated their reports were at a company level. None reported at a level specific enough to identify products supplied to Modine. Each of the nine smelters so identified have been determined by the CFSI to be Conflict Free. We have included information about these nine entities in the Appendix to this report. We will continue to work with our suppliers and the CFSI to classify and pursue CFSI certification where appropriate for the 515 unknown entities.

4.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a)	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b)	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
c)	Engage any of our suppliers who declared “unknown” sources of 3TG in their declarations to pursue the identification of supply chain smelting sources.
d)	Engage with suppliers who provided smelter names that could not be found on the CFSI Conflict Free Smelter List to pursue the identification and confirmation of smelter sources.
e)	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
f)	Increase amount of data reported by suppliers to Modine at a unique part number level.
g)	In the even that any of our suppliers are found to be providing Modine with products containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.
h)	Continue to invest in Conflict Minerals due diligence tools.

Appendix to Modine Manufacturing Company
Conflict Minerals Report
For The Year Ended December 31, 2014

CFSI DRC Smelters Reported to Modine

Metal	Standard Smelter Name	Country Location
Tantalum	Conghua Tantalum and Niobium Smeltry	CHINA
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	H.C. Starck GmbH Goslar	GERMANY
Tantalum	H.C. Starck GmbH Laufenburg	GERMANY
Tantalum	KEMET Blue Metals	MEXICO
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	Ulba	KAZAKHSTAN
Tantalum	Zhuzhou Cement Carbide	CHINA
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA